AF SOCIAL FROM ANYFANS INC

# Uplifting social media with mental health, growth tools & mentors within the app



social
@taliebonds
One of my favorites. Happy MLK JR Day!
If you can't fly, then run. If you can't run, then walk. If you can't walk, then crawl, but by all means, keep moving.
- Martin Luther King Jr.
Positivity. Mental Health. Community.
Socially responsible, productive social networking.


LEAD INVESTOR

**Brian Johnson**

We supported AnyFans because of the enormous opportunity they are pursuing and the previous success of other ventures Josh Luke has completed. COVID 19 has fundamentally changed the way people interact and obtain information. AnyFans is perfectly positioned to take advantage of this monumental shift. The interactivity of the platform is brilliant, the growth potential of a social network of like minded individuals. The increase in screen time among the Gen Z community has left them with one way communication, Facebook, Instagram and Twitter blast a comment, but nobody is driving the complete immersion of engagement, AnyFans fixes this with Hosts and the ability for users to create their own channel. The goal of driving to 1,000,000 users by the end of 2023 is an attainable target.

**Invested $1,000 this round and $85,000 previously.**

Learn about Lead Investors

af.social Yorba Linda CA

Technology | Mobile Apps | Entertainment | Subscription | Media

OVERVIEW DETAILS UPDATES 24 WHAT PEOPLE SAY 32 ASK A QUESTION 27

# Highlights

1. 💲Our Founder's 1st tech start-up generated $1 million in revenue in year one
2. MOU in place for $3 million in funding by April 2023 & an additional $3m in Q1 '24 (not guaranteed)
3. 😎AnyFans was ranked the #3 fastest growing tech company of 2022 by leading tech blog and blogger
4. 👌 Our goal is to be the first social app in this market segment, with mental health & growth tools
5. 👀 Ad revenue & user upgrades are the revenue model. Top brands spent $65 🅱Billion on ads in 2021
6. 😊 AF Social is live in the App store & Google as an MVP for testing, leading to launch in Fall 2023
7. 💯Users get a Personal Well Being Summary & a Vision Board to help with goal setting & tracking

# Our Team



**Josh Luke**  Founder & CEO

Luke was a healthcare CEO for 10 years before launching 2 health-tech start-ups. While teaching at the University of Southern California students shared their hunger for a more interactive platform with a sense of community & positivity. AnyFans was born

As CEO of the largest mental health hospital in Orange County, Calif. and as a professor at the University of Southern California, I saw first-hand how the mental health crisis impacts young adults daily. I saw the same thing with my own teenagers. As a proven Founder, I set out to "meet them where they are at" on social apps to solve the problem.



**Anastasia Souris**  Advisor, Influencer Marketing ❤

Having worked for Victoria Secret & Mercedes Benz Fashion Festival, Anastasia launched a lifestyle blog in 2016. Sharing her love for styling, fashion & more, it evolved into a digital marketing agency that shapes brands' image, presence & community.



**Ryan Jacobson**  Chief Technology Officer

After starting up and running multiple successful creative businesses, Ryan joined the executive team at AnyFans as Chief Technology Officer.



**Kelley Johnson**  Host, AnyFans Hangouts

Miss California 2018 & Miss Colorado 2015, Kelley is a Registered Nurse & influencer with more than 230,000 followers. Kelley will introduce daily content and will serve as a mentor & coach to up-and-coming creators on the AF platform.



**Dominic Campeau**  Project Manager & Social Media Promotion

Dominic was an intercollegiate baseball player at Long Beach State and Hope International University before graduating with a BA. He is passionate about content creation, video production and also serves as Hangout Host for the "FightClub Hangout".

# Pitch



How often do investors on Wefunder get to ride the coattails of experienced venture capitalists and angel investors to invest in the same seed round? Not that often! We have $3.2 million in venture funding committed to date towards our

$3.6 million goal. $3.035 million via seed round and MOU, and almost $184k already here on Wefunder. Invest in our highly successful seed round today as it closes at $3.6 million ($585 on this website) or in April 2023 - whichever comes first!

*Note: committed venture funding is not guaranteed to close.*


GEN Z IN CRISIS
53 MILLION AMERICANS ARE BATTLING MENTAL HEALTH DAILY
YOUNG ADULTS AGE 18-25 ARE THE HIGHEST IMPACTED
SCREEN TIME IS UP
PERSONAL INTERACTIONS ARE DOWN
1+ HOUR
INCREASE IN AVERAGE TIME SPENT ON PHONE BETWEEN 2019-2022
94%
ACCESS APPS ON THEIR PHONE EVERY DAY
60%
REPORT REGULAR FEELINGS OF LONELINESS OR DEPRESSION*
*Source: Cigna & CDC

Gen Z is in crisis. In 2022 the CD reported that sadness, helplessness and suicidal thoughts were at an all time high. Our Founder saw this first-hand as a mental health hospital CEO, as a professor at the University of Southern California and even in his own living room.


CURRENT SOCIAL MEDIA APPS ARE ENTIRELY TO BLAME
VIRAL CONTENT > COMMUNITY
CAPITALIZES ON DOPAMINE HITS – METHOD OF CONTENT DELIVERY IS DESIGNED TO INCREASE A USER'S TIME-ON-APP
ULTIMATE FOCUS IS TO MAXIMIZE AD REVENUE
PERSONAL WELLBEING SUFFERS AS A RESULT
USERS REPORT INCREASING FEELINGS OF ANXIETY, ISOLATION AND INSECURITY
SUCH FEELINGS RESULT IN SLEEP DEPRIVATION, MEMORY LOSS, HEADACHES AND NAUSEA
THEY ALSO STRUGGLE TO ESTABLISH MEANINGFUL AND LASTING RELATIONSHIPS

The current popular social media apps are making the mental health crisis even worse. At TikTok, YouTube, and Instagram the sole purpose is to generate dopamine hits to increase screen time and drive ad revenue. Well, the AF Social app from AnyFans Inc is here to change that, we are "meeting young adults where they are at, on social apps," to provide mental health resources, as well as personal and professional growth tools, resources and mentors within the users feed!


WHEN YOU ARE READY TO GRADUATE FROM THE TEENAGE APPS...
SILOED COMMUNITIES
BeReal
VIRAL CONTENT



USERS ARE IN SEARCH OF A SMALLER, MORE PERSONAL & MORE UPLIFTING COMMUNITY
USERS ARE LOSING INTEREST IN VIRAL INFLUENCERS
HANGOUTS FACILITATE INTRODUCTIONS TO NEW PEOPLE WITH SIMILAR INTERESTS WHICH HELPS FOSTER LASTING RELATIONSHIPS
FOCUS ON MENTAL HEALTH — AF SOCIAL IS A SEROTONIN BOOST AND A POSITIVE DOPAMINE HIT

Young Adults are tuning out influencers and seeking a smaller online community of individuals they truly connect with! Politics and controversy are another turn-off on social media. AF Social was created to serve as a positive, uplifting social networking experience with the sole purpose of providing young adults with resources to succeed.

MEETING YOUNG ADULTS 'WHERE THEY ARE AT' ON SOCIAL APPS!
CHECK OUT THE SOCIAL NETWORKING PLATFORM THAT UPLIFTS & EMPOWERS USERS TO GROW INTO SUCCESFUL ADULTS
ALL POSITIVE, ALL THE TIME!
BUILT-IN FEATURES THAT BOOST PERSONAL MENTAL HEALTH
MENTOR-HOSTS SHARING LIFE EXPERIENCES FOR GROWTH
THE VISION BOARD FEATURE HELPS SET & TRACK GOALS AS WELL AS RECOGNIZE MILESTONES & VICTORIES
12:01
Hangout Stories
@aliciabarrows
Fun times yesterday!
billie_sykes

Those resources, often found within the main user feed (after launch in late Summer 2023), include a Personal Well Being Summary, personal Vision Board, mentor hosts, daily mood checks and goal setting tools, as well as tracking milestones and successes along the way. Users grow their community by establishing new connections in our Hangout Rooms that align them with other users with similar interests!

WHY AF SOCIAL? WHY NOW?
RESOURCES TO ACCELERATE YOUR JOURNEY TO SUCCESFUL ADULTHOOD...
MENTOR HOSTS SHARE TIPS & EXPERIENCES IN THE MAIN FEED ON:
- Finance & Investing
- Job Growth: Resume & Interview Tips
- Health: Diet & Fitness
- Faith and Spirituality (for those interested)
- Personal skillset enhancement
- College and Educational Advancement
- Entrepreneurial Guidance
IT'S YOUR TIME TO THRIVE!
Live Session with execs from top companies on how to land internships & entry-level jobs

When you are ready to graduate from the teenage apps and accelerate your progress toward successful adulthood—network on AF Social! Life experiences and advice on finance and investing, job prep and search, health, faith, friendship, dating and more!



OTHER SOCIAL NETWORKS SELL YOUR PERSONAL DATA...
WE PROVIDE IT TO YOU TO IMPROVE YOUR MENTAL HEALTH
The Personal Well-Being Summary is a collection of each user's data
- Accessible only to the user
- Available anytime 24/7
- Analysis of user analytics combined with responses to the app's well-being features
- Accompanied by recommendations for improved growth and mental health
- Links to free & paid resources proven to benefit the users most significant
SAMPLE FEATURE: MOOD CHECKS
DAILY PUSH NOTIFICATION MOOD CHECK RESPONSES ARE COLLECTED AND SHARED IN THE USERS PERSONAL WELL-BEING SUMMARY





The Personal Well Being Summary is an industry first! Rather than sell user data, why not provide it to them with recommendations on how to improve their mental health?! Our Vision Board feature is also the first of its kind in the social media industry!



TARGETING THE DIGITAL NATIVE GENERATIONS
40M+
32M+
1M+
US POPULATION AGED 15-25
80% ACCESS SOCIAL MEDIA DAILY
TARGET ACTIVE USERS BY EOY 2025

This slide contains forward-looking projections that cannot be guaranteed.

The opportunities in social media with teens and young adults is endless, with 40 million plus users, 80% usage and rapid growth when a new concept takes off. In the last year BeReal received more than $80 million in investor funds and a start-up app called Hive sold to a major-platform for big dollars just as they were surpassing 1 million users. When it happens with young adults in social media, it happens fast!



CATEGORY LEADING GROWTH IN ONLY 2 MONTHS
INITIAL APP LAUNCH IN SEPTEMBER 2022
LAUNCHED CAMPUS AMBASSADOR PROGRAM; SURPASSED 1,000+ USERS ON PLATFORM
SECURED MOU FOR $3 MILLION OF $3.6 MILLION SEED ROUND GOAL
SEED FUNDING
• SUMMER 2023; LAUNCH FULL SUITE OF MENTAL HEALTH AND GROWTH RESOURCES + GO-TO-MARKET STARTEGY
• TARGETING 1,000,000+ BY 2025
2022
2023
GCU SDSU USC UCLA

This slide contains forward-looking projections that cannot be guaranteed.

The AF Social beta version is live in the App Store and on Google Play. We consider this an MVP (Minimum Viable Product), with our full suite of mental health and growth resources, as well as our go-to-market launch scheduled for late Summer 2023. Although we currently have more than 1,000 users on the platform providing us valuable feedback.



WE KNOW HEALTH.
JOSH LUKE, PH.D
FOUNDER + CEO
3X FOUNDER, 10+ YEARS CEO FOR LEADING MENTAL HEALTH HOSPITALS
FACULTY MEMBER, UNIVERSITY OF SOUTHERN CALIFORNIA
BOARD MEMBER, ALZHEIMER'S ASSOCIATION
USC
alzheimer's association
WE KNOW SOCIAL MEDIA.
RYAN JACOBSON
CO-FOUNDER + CTO
2x FOUNDER, SOCIAL MEDIA + COMMUNITY
ANASTASIA SOURIS
ADVISOR, INFLUENCER MARKETING
1x FOUNDER, SOCIAL MEDIA MARKETING + ADVERTISING
EXPERIENCE IN DESIGN, PUBLIC RELATIONS AND MERCHANDISING
MARC BARTELL
ADVISOR, DEVELOPMENT
2x FOUNDER, WEB DESIGN, WEB DEVELOPMENT
17+ YEARS OF DIRECTOR EXPERIENCE IN PRODUCT + UI/UX
TEN

We have a world-class leadership team with experienced founders from the mental health space, college education space, app development and social influencing. We have all the bases covered and are ready for rapid growth. This is in part why when we recently launched our seed round, we quickly received an MOU committing $3 million dollars in year one and an additional $3 million by year two to grow this app in the SRI (Socially Responsible Investment) space. Because our venture capital partner has requested maintaining a controlling interest, we are returning to Wefunder to raise the final $400k of our seed round. $3.6 million seed round, here we come!



THERE IS NO APP IN THIS MARKET SEGMENT,
AF SOCIAL WILL BE THE FIRST AND FILL A VOID IN THE MARKET
$3.6 M SEED ROUND
16-MONTH RUNWAY
• MARKET THE PLATFORM TO COLLEGE CAMPUSES ACROSS THE US
• CONTINUE TO ITERATE ON THE PLATFORM DESIGN AND USABILITY
• ADD FURTHER COMMUNITY AND PERSONAL FEATURES
LEGAL + ADMINISTRATIVE
5%
MARKETING + ADVERTISING
35%
60%
DEVELOPMENT

We are first to market! When young adults are ready to graduate from the teenage apps - AF Social awaits! There is no other app in this market-segment. The potential is unlimited for rapid growth after launch! Think of our app as a stepping stone from the teenage apps to LinkedIn – a new hybrid approach to mentoring and growth!



CONTACT

Josh Luke
https://www.AF.Social
josh@anyfans.com

WILL YOU INVEST TODAY?

Invest today before it's too late! Our community round ends in April 2023!

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**Wefunder is a Public Benefit Corporation.
We're here to fix capitalism.**

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